Exhibit 4.21
Share Transfer Agreement
According to the shareholder meeting, Shanghai Qianjin Advertising Company Limited (“Transferor”) and Beijing Qian Cheng Si Jin Advertising Company Limited (“Transferee”) agree to transfer the equity interest in Wuhan Mei Hao Qian Cheng Advertising Company Limited (“Company”) as follows:
1.	The Transferor agrees to transfer 70% equity interest representing investment capital of RMB 1,050,000.00 in Wuhan Mei Hao Qian Cheng Advertising Company Limited to the Transferee.

2.	The Transferee agrees to accept 70% equity interest representing investment capital of RMB 1,050,000.00 in Wuhan Mei Hao Qian Cheng Advertising Company Limited from the Transferor.

3.	The equity interest will be formally transferred on June 19, 2009. After the transfer date, the Transferor shall no longer have any shareholder rights or obligations and the Transferee shall have shareholder rights and obligations based on the amount of investment capital it has in the Company.

4.	This agreement has four counterparts, one counterpart each held by the Transferor, the Transferee, the Company and the department of commerce and industry.
This agreement is effective upon the signature or company seal of both parties.

Transferor:	Transferee:
[Company seal of Shanghai Qianjin Advertising Company Limited]	[Company seal of Beijing Qian Cheng Si Jin Advertising Company Limited]

Company seal

[Company seal of Wuhan Mei Hao Qian Cheng Advertising Company Limited]

June 19, 2009